

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 19, 2013

<u>Via E-Mail</u>
Page Mailliard, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304

> **Re:** **Astex Pharmaceuticals, Inc.**
> **Schedule 14D-9**
> **Filed September 13, 2013**
> **File No.: 5-48769**

Dear Ms. Mailliard:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 14D-9</u>

1. We note that the bidder may effectuate the merger pursuant to Section 251(h) or 253 of the DGCL. Please revise to describe how these different options for effecting the squeeze out of Astex shares affect the rights of minority shareholders, if at all, including any differences with respect to how appraisal rights are perfected.

Notice of Appraisal Rights, page 36

2. We note that the disclosure states: "[t]his Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL." Please also describe how and when any additional information about appraisal rights will be provided to Astex's shareholders.

3. We note that the disclosure states that a stockholder must deliver the written demand for appraisal of shares "within the later of the consummation of the Offer and October 3, 2013," which would occur prior to the consummation of the merger. Please revise to state whether the failure to deliver a written demand for appraisal rights prior to the expiration of the tender offer constitutes a waiver of appraisal rights, or describe how stockholders may deliver their written demand after the consummation of the merger.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions